Schedule B of FORM SBSE-A
Section II - Item 15

Schedule B	Item 15 Record: 1 Additional Response	Data Point	Answer
	II.15 i	Firm or Organization Name	Macquarie Group Limited
	II.15 i	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	
	II.15 i	Business Address (Street, City, State/Country, Zip + 4 Postal Code)	Level 6, 50 Martin Place, Sydney, Australia, 2000
	II.15 i	Effective Date	11/13/2007
	II.15 i	Termination Date	n/a
	II.15 i	Briefly describe the method and amount of financing (ITEM 15)	Investment in Macquarie Group Limited shares.

Macquarie Bank Limited ("MBL") has access to additional funding through customer deposits, wholesale issued paper, and other equity, debt and hybrid funding sources. MBL also accesses the Australian capital markets through the issuance of Negotiable Certificates of Deposit and, as an authorized deposit-taking institution, has access to liquidity from the Reserve Bank of Australia's daily market operations.